

07000750



RECEIVED
FEB 2 2 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road
(No. and Street)

Getzville, (City) New York (State) 14068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. Jayson 716-636-0280 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville, (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph M. Jayson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President

Title

Notary Public

NOTARY P...
Qualified in E...
My Commission Expires March 10, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 2 2 2007

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)

Financial Statements and Supplemental Schedule

Year ended December 31, 2006

(With Independent Auditor's Report and Supplemental Report on Internal Control)

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.):

We have audited the following financial statements of Westmoreland Capital Corporation (the Company) for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Westmoreland Capital Corporation at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Westmoreland Capital Corporation as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	9

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
February 14, 2007

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Financial Condition
December 31, 2006

Assets	
Current assets:	
Cash	$ 14,150
Other assets	1,247
Total current assets	15,397
Tax benefit receivable from affiliates	71,009
Total assets	$ 86,406
Liabilities and Stockholder's Equity	
Liabilities - accounts payable	1,700
Stockholder's equity:	
Common stock, no par value, 200 shares authorized; 5 shares issued and outstanding	5,500
Additional paid-in capital	305,457
Accumulated deficit	(226,251)
Total stockholder's equity	84,706
Total liabilities and stockholder's equity	$ 86,406

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Operations
Year ended December 31, 2006

Operating income:		
Commissions	$	35,146
Other		2,073
Total operating income		37,219
Operating expenses:		
Commissions		19,324
Professional fees		2,476
Fees and subscriptions		3,332
Insurance		807
Tax		246
Office supplies		5,000
Total operating expenses		31,185
Net loss	$	6,034

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Cash Flows
Year ended December 31, 2006

Cash flows provided by operating activities:	
Net loss	$ 6,034
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Other assets	(5)
Accounts payable	(46)
Commissions payable	(6,571)
Net cash used in operating activities	(588)
Cash at beginning of year	14,738
Cash at end of year	$ 14,150
Supplemental disclosure of cash flow information - cash paid during the year for taxes	$ 146

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Stockholder's Equity
Year ended December 31, 2006

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2005	$ 5,500	305,457	(232,285)	78,672
Net loss	-	-	6,034	6,034
Balances at December 31, 2006	$ 5,500	305,457	(226,251)	84,706

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Notes to Financial Statements

Year ended December 31, 2006

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Westmoreland Capital Corporation (the Company), a wholly-owned subsidiary of J.M. Jayson & Company, Inc., is engaged principally in the sale of mutual fund investments and units of limited partnership interest.

(b) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(c) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash

Cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(2) Related Party Transactions

J.M. Jayson & Company, Inc. provides office space and charges the Company for legal, accounting and tax services as well as office supplies. The total for these charges during 2006 amounted to $5,000.

The Company is engaged principally in the sale of mutual fund investments and units of limited partnership interest. These units of limited partnership interest are primarily for ventures in which its parent company or affiliates are involved.

(3) Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of J.M. Jayson & Company, Inc. Federal income tax expense is based on an allocation from J.M. Jayson & Company, Inc. The Company files separate state income tax returns. The Company paid $146 in state taxes for the year ended December 31, 2006. The federal tax benefit receivable as of December 31, 2006 amounted to $71,009. There are no material temporary differences giving rise to deferred taxes.

(4) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC and the NASD. The Company must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At December 31, 2006, the Company's net capital and excess net capital were $12,450 and $7,450, respectively. The ratio of aggregate indebtedness to net capital was approximately .14 to 1.

(5) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(6) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Company, no material differences exist.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Act of 1934

As of December 31, 2006

Total stockholder's equity from statement of financial condition	$ 84,706
Non-allowable assets from statement of financial condition	72,256
Net capital	12,450
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $113 or $5,000)	5,000
Excess net capital	$ 7,450
Aggregate indebtedness - accounts payable	$ 1,700
Ratio: Aggregate indebtedness to net capital	.14 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700
FAX (716) 634-0764

The Board of Directors
Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.):

In planning and performing our audit of the financial statements of Westmoreland Capital Corporation (the Company) for the year ended December 31, 2006 (on which we issued our report dated February 14, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 14, 2007

END